UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

NUVVE HOLDING CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

67079Y100
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67079Y100	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Stonepeak GP Investors Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP NO. 67079Y100	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Stonepeak GP Investors Upper Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP NO. 67079Y100	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Stonepeak GP Investors Holdings Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP NO. 67079Y100	Page 5 of 7 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock (the “Common Stock”) of Nuvve Holding Corp. (the “Issuer”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 2468 Historic Decatur Road, San Diego, CA 92106.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following (the “Reporting Persons”): (i) Stonepeak GP Investors Holdings LP, a Delaware limited partnership; (ii) Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership; and (iii) Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company.

This Schedule 13D relates to (i) warrants exercisable for shares of Common Stock (“Warrants”), held by Stonepeak Rocket Holdings II LP and Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve”) and (ii) Common Stock issuable to Stonepeak Rocket Holdings II LP and Evolve pursuant to the Securities Purchase Agreement between the Issuer, Evolve and Stonepeak Rocket Holdings LP (who subsequently transferred its rights under the Securities Purchase Agreement to Stonepeak Rocket Holdings II LP). Stonepeak Associates IV LLC is the general partner of Stonepeak Rocket Holdings II LP. Stonepeak GP Investors IV LLC is the sole member of Stonepeak Associates IV LLC. Stonepeak GP Investors Holdings LP is the managing member of Stonepeak GP Investors IV LLC. Stonepeak GP Investors Upper Holdings LP is the general partner of Stonepeak GP Investors Holdings LP. Stonepeak GP Investors Holdings Manager LLC is the general partner of Stonepeak GP Investors Upper Holdings LP. Mr. Michael B. Dorrell is the Chairman, Chief Executive Officer, co-founder and sole member of Stonepeak GP Investors Holdings Manager LLC.

Upon the completion of the Restructuring (as defined in Item 4 herein), each of the Reporting Persons may be deemed to indirectly exercise voting and dispositive power over the shares of Common Stock issuable to Stonepeak Rocket Holdings II LP and Evolve. Each of Stonepeak Rocket Holdings LP, Stonepeak Rocket Upper Holdings LP, Stonepeak Rocket Holdings II LP, Stonepeak Associates IV LLC, Stonepeak GP Investors IV LLC, and Mr. Dorrell (collectively, the “Other Stonepeak Persons” and, together with the Reporting Persons, the “Stonepeak Reporting Persons”) previously reported their beneficial ownership of the securities reported herein.

The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction

On June 26, 2023, the Stonepeak Reporting Persons completed an internal restructuring (the “Restructuring”), pursuant to which the Reporting Persons were created and Stonepeak GP Investors Holdings LP replaced Stonepeak GP Investors Manager LLC as the managing member of Stonepeak GP Investors IV LLC. Following the Restructuring, Stonepeak GP Investors Manager LLC ceased being a beneficial owner of any Common Stock.

CUSIP NO. 67079Y100	Page 6 of 7 Pages
The information disclosed in Item 4 of the Schedule 13D filed by the Other Stonepeak Persons reporting their beneficial ownership of the Common Stock, as amended, is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 11,000,000 shares of Common Stock, which is the sum of (i) 9,900,000 shares of Common Stock issuable to Stonepeak Rocket Holdings II LP, and (ii) 1,100,000 shares of Common Stock issuable to Evolve. This amount represents approximately 26.7% of the outstanding shares of Common Stock, as calculated below.

The foregoing beneficial ownership percentage is based on approximately 41,132,339 shares of Common Stock outstanding, which is the sum of (i) 30,132,339 shares of Common Stock outstanding immediately after the Issuer’s registered direct offering expected to close on or about June 6, 2023, as reported in the Issuer’s prospectus on Form 424B5, filed June 6, 2023, plus, for purposes of calculating the Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (ii) the 9,900,000 shares of Common Stock issuable to Stonepeak Rocket Holdings II LP, and (iii) the 1,100,000 shares of Common Stock issuable to Evolve.

(b) The Reporting Persons have shared voting power and shared dispositive power over (i) the 9,900,000 shares of Common Stock issuable to Stonepeak Rocket Holdings II LP, and (ii) the 1,100,000 shares of Common Stock issuable to Evolve.

(c) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Except as set forth in the Schedule 13D, there were no transactions in shares of Common Stock by the Reporting Persons during the past sixty days.

(d) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Certain investors in the Stonepeak Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

The information disclosed in Item 6 of the Schedule 13D filed by the Other Stonepeak Persons reporting their beneficial ownership of the Common Units, as amended, is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement

CUSIP NO. 67079Y100	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stonepeak GP Investors Holdings LP
By: Stonepeak GP Investors Upper Holdings LP, its general partner
By: Stonepeak GP Investors Holdings Manager LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

Stonepeak GP Investors Upper Holdings LP
By: Stonepeak GP Investors Holdings Manager LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

Stonepeak GP Investors Holdings Manager LLC
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

July 6, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)